NO ACT

PE
11-8-12

November 8, 2012
Act: 1934
Section: 15d
Rule:
Public
Availability: 11-8-2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC

NOV 08 2012

Washington, DC 20549

Re: Eaton Corporation, Eaton Corporation Limited and Cooper Industries plc.
Incoming letter dated November 8, 2012

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- After consummation of the Transaction, New Eaton's ordinary shares will be deemed registered under the Exchange Act by operation of Rule 12g-3(c), and New Eaton will be a "large accelerated filer" for purposes of Exchange Act Rule 12b-2.

- After consummation of the Transaction and before New Eaton files its first annual report on Form 10-K after the Transaction, it may use Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of New Eaton ordinary shares are included) to register the securities covered by the New Eaton Plans and any new benefit plans, stock purchase plans or stock incentive plans of New Eaton.

- New Eaton may take into account Eaton's and Cooper's reporting histories under the Exchange Act in determining its eligibility to use Forms S-3, S-4 and S-8.

- New Eaton may take into account Eaton's and Cooper's Exchange Act reporting histories in determining whether New Eaton has complied with the current public information requirements of Securities Act Rule 144(c)(1).

- New Eaton may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different Facts or conditions might require different conclusions.

Sincerely,

Anne Krauskopf
Senior Special Counsel



12028447



12028449



12028450



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 8, 2012

Mail Stop 4561

Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Re: Eaton Corporation

Dear Ms. Lerner:

In regard to your letter of November 8, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3443

E-MAIL ADDRESS
mlerner@stblaw.com

November 8, 2012

Re: Eaton Corporation, Eaton Corporation Limited and Cooper Industries plc.

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

We are writing on behalf of Eaton Corporation, an Ohio corporation ("***Eaton***"), Eaton Corporation Limited (formerly known as Abeiron Limited), a private limited company incorporated in Ireland that will be renamed Eaton Corporation plc ("***New Eaton***"), and Cooper Industries plc, a public limited company incorporated in Ireland ("***Cooper***"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") with respect to a number of succession related issues under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). The issues arise out of the proposed acquisition by New Eaton of Cooper by means of a scheme of arrangement under Irish law (the "***Scheme of Arrangement***"). Under the Scheme of Arrangement, New Eaton will acquire all of the outstanding shares of Cooper from the Cooper shareholders for cash and ordinary shares of New Eaton (such transaction, the "***Acquisition***"), and simultaneously with and conditioned on the concurrent consummation of the Acquisition, a wholly owned subsidiary of New Eaton will merge with and into Eaton (such transaction, the "***Merger***" and together with the Acquisition, the "***Transaction***"). Following the Transaction, each of Eaton and Cooper will be wholly-owned subsidiaries of New Eaton.

I. Background Information

Eaton, Cooper, New Eaton, Abeiron II Limited (formerly known as Comdell Limited), an Irish company and a direct wholly-owned subsidiary of New Eaton ("***Abeiron II***"), Turlock B.V., a company incorporated in the Netherlands and a direct wholly-owned subsidiary of Abeiron II and an indirect wholly-owned subsidiary of New Eaton ("***Turlock***"), Eaton Inc., an Ohio corporation and a direct wholly-owned subsidiary of Turlock and an indirect wholly-owned subsidiary of New Eaton ("***Eaton Sub***") and Turlock Corporation, an Ohio corporation and a direct wholly-owned subsidiary of Eaton Sub and an indirect wholly-owned subsidiary of New Eaton ("***Merger Sub***"), are parties to an agreement, dated as of May 21, 2012 (as amended, the "***Transaction Agreement***") pursuant to which New Eaton will acquire Cooper by means of the Acquisition.

Eaton is a publicly-held Ohio corporation that is a diversified power management company with more than 100 years of experience providing energy-efficient solutions that help its customers effectively manage electrical, hydraulic and mechanical power. Eaton's common shares, par value $.50 per share ("***Eaton common shares***"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "ETN". Eaton's authorized capital stock consists of 500,000,000 Eaton common shares and 14,106,394 serial preferred shares ("***Eaton preferred shares***") of which, as of September 13, 2012, 337,933,300 Eaton common shares were issued and outstanding and no Eaton preferred shares were issued and outstanding. Eaton is a large accelerated filer under Exchange Act Rule 12b-2. As of July 31, 2012 Eaton had $3.757 billion in outstanding debt securities issued under various notes and debentures (the "***Eaton Debt***").[1] None of the Eaton Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. Each class of the Eaton Debt is held of record by less than 300 persons as of the date of this letter. Eaton is current in all of its reporting obligations under Section 13 of the Exchange Act.

Cooper is a publicly-held company incorporated in Ireland and is a diversified global manufacturer of electrical components and tools. Cooper's ordinary shares, par value $.01 per share ("***Cooper ordinary shares***"), are registered under Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange under the symbol "CBE". Cooper's authorized capital consists of 750,000,000 Cooper ordinary shares, 40,000 ordinary shares, par value 1.00 Euro per share ("***Euro denominated shares***"), and 10,000,000 preferred shares, par value $.01 per share ("***Cooper preferred shares***"), of which as of September 13, 2012, 161,489,215 Cooper ordinary shares were issued and outstanding and no Euro denominated shares or Cooper preferred shares were issued and outstanding. Cooper is a large accelerated filer under Exchange Act Rule 12b-2. As of December 31, 2011 Cooper had $1.096 billion in outstanding debt securities (after subtracting for current maturities and certain discounts) issued under five series

---

[1] The Eaton Debt consists of the following outstanding series of term indebtedness: $300,000,000 Floating Rate Notes due 2014, $250,000,000 5.95% Notes due 2014, $300,000,000 6.95% Notes due 2019; $250,000,000 5.300% Notes due 2017; $250,000,000 5.800% Notes due 2037; $300,000,000 4.900% Notes due 2013; $450,000,000 5.600% Notes due 2018; $150,000,000 5.45% Senior Debentures due 2034; $100,000,000 4.65% notes due 2015; $100,000,000 5.25% notes due 2035; $200,000,000 7.65% Debentures due 2029; $100,000,000 7.625% Debentures due April 1, 2024; $150,000,000 6 1/2% Debentures due June 1, 2025; $6,000,000 6.89% Fixed Rate Notes due 2018; $2,000,000 7.07% Fixed Rate Notes due 2018; $25,000,000 7.09% Fixed Rate Notes due 2018; $17,000,000 6.875% Fixed Rate Notes due 2018; $100,000,000 7.875% debentures due 2026; $100,000,000 8.875% debentures due 2019 and $100,000,000 8.10% debentures due 2022.

of notes (the "***Cooper Debt***").[2] None of the Cooper Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. Each class of the Cooper Debt is held of record by less than 300 persons as of the date of this letter. Cooper is current in all of its reporting obligations under Section 13 of the Exchange Act.

New Eaton represents that, upon completion of the Transaction, each of Eaton and Cooper intend to file a Form 15 with the Commission to deregister the Eaton common shares and Cooper ordinary shares, respectively, under Section 12 of the Exchange Act and suspend its respective reporting obligations under Section 15(d) of the Exchange Act.

A. Exchange of Shares

The Acquisition involves the cancellation of all of the shares of Cooper which are not already owned by New Eaton or any of its affiliates, if any, and the payment by New Eaton to the applicable Cooper shareholders in consideration of that cancellation. New shares of Cooper will then be issued directly to New Eaton. At the completion of the Transaction, the holder of each Cooper ordinary share (other than those held by Eaton or any of its affiliates, if any) will be entitled to receive (i) $39.15 in cash and (ii) 0.77479 of a New Eaton ordinary share. Since Irish law does not recognize fractional shares held of record, the total number of New Eaton ordinary shares that any Cooper shareholder will be entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Eaton ordinary shares will be aggregated and sold by an exchange agent, with any sale proceeds being distributed in cash pro rata to the Cooper shareholders whose fractional entitlements have been sold. As a result of the Acquisition and the Merger, Cooper shareholders are expected to hold approximately 27% of the New Eaton ordinary shares.

Simultaneously with and conditioned on the concurrent consummation of the Acquisition, Merger Sub will be merged with and into Eaton, with Eaton surviving the Merger as a wholly-owned, indirect subsidiary of New Eaton. Pursuant to the Transaction Agreement, (i) each Eaton common share outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive one New Eaton ordinary share and (ii) each outstanding option or other equity-based award of Eaton will be converted into an option or other equity-based award of New Eaton with substantially the same terms and conditions, including vesting and other lapse restrictions. Since Irish law does not recognize fractional shares held of record, New Eaton will not issue any fractions of New Eaton ordinary shares to Eaton shareholders in the Transaction. Instead, the total number of New Eaton ordinary shares that any Eaton shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Eaton ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in

[2] The Cooper Debt consists of the following outstanding series of term indebtedness: $250,000,000 3.875% Senior Notes due 2020; $300,000,000 5.45% Senior Notes due 2015; $300,000,000 6.10% senior unsecured notes due 2017; $250,000,000 2.375% Senior Notes due 2016 and $325,000,000 5.25% Senior Notes due 2012

cash pro rata to the Eaton shareholders whose fractional entitlements have been sold. New Eaton will also assume all Eaton equity plans and will be able to grant stock awards, to the extent permissible by applicable laws and NYSE regulations, under the terms of the Eaton equity plans, to issue the reserved but unissued shares of New Eaton, except that (i) shares of Eaton covered by such awards will be shares of New Eaton and (ii) all references to Eaton common shares will be changed to references to New Eaton ordinary shares. After giving effect to the Merger and the Acquisition, Eaton shareholders are expected to hold approximately 73% of the New Eaton ordinary shares.

At the close of the Transaction, which is expected to occur in the fourth quarter of 2012 and is subject to regulatory approvals and other customary closing conditions, Eaton and Cooper will be combined under New Eaton, each as wholly-owned subsidiaries. The New Eaton ordinary shares are expected to be listed on the NYSE under the symbol "ETN," the same NYSE trading symbol currently used for Eaton common shares.

As a result of the legal form of the Transaction, New Eaton filed a Registration Statement on Form S-4 with the Commission (the "***Registration Statement***"), including therein a joint proxy statement/prospectus. The Registration Statement was declared effective by the Commission on September 7, 2012 and on September 14, 2012, Cooper and Eaton each filed the definitive proxy statement included in the Registration Statement with the Commission with respect to the solicitation of proxies from Cooper and Eaton shareholders, respectively, for approvals relating to the Transaction. The meetings of shareholders of Cooper and Eaton were held on October 26, 2012 and at such meetings, among other things, the shareholders of Cooper voted to approve the Scheme of Arrangement and the shareholders of Eaton voted in favor of the adoption of the Transaction Agreement. The Registration Statement contains or incorporates by reference extensive and detailed descriptions of the businesses of Cooper and Eaton, a detailed description of the Transaction, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year period ended December 31, 2011 for each of Cooper and Eaton, along with unaudited interim financial statements for each of Cooper and Eaton for the most recent interim period), pro forma financial information for the combined entity with Eaton as the accounting acquirer along with comparative historical and pro forma per share data, a detailed description of the fairness opinions of Cooper's and Eaton's financial advisors, information with respect to the expected directors and executive officers of New Eaton and their compensation, a detailed description of the New Eaton ordinary shares along with a detailed comparison of the rights of holders of Eaton common shares and Cooper ordinary shares, respectively, as compared to the rights of holders of New Eaton ordinary shares, and risk factors related to the Transaction and the business of New Eaton, among other information.

The information that will be available concerning Cooper, the Transaction and the combined business of Cooper and Eaton is at least as extensive as the information that would be available with respect to the combined business if Eaton were to acquire Cooper directly and report the merger on a Form 8-K.

New Eaton will also file a Form 8-K reporting the consummation of the Transaction no later than four business days following the closing of the Transaction, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K, as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Acquisition and the Merger, although New Eaton will be incorporated in Ireland, New Eaton will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

B. Employee Benefit Matters

Eaton common shares and other employee benefit plan interests of Eaton are registered on Forms S-8 for distribution pursuant to certain stock plans of Eaton (the "***Eaton Incentive Plans***"). Cooper ordinary shares and other employee benefit plan interests of Cooper are registered on Form S-8 for distribution pursuant to certain stock plans of Cooper (the "***Cooper Incentive Plans***," and together with the Eaton Incentive Plans, the "***Existing Plans***").

Each award of stock options granted under Cooper's 2011 Omnibus Incentive Compensation Plan that is outstanding as of the effective time of the Acquisition, whether or not vested, will, in accordance with the terms of the plan, be converted into the right to receive the consideration per share payable to Cooper shareholders pursuant to the Acquisition with respect to the net number of Cooper ordinary shares subject to the stock option (as determined pursuant to the following formula), less any applicable tax withholdings (which will be deducted first from the cash portion of such consideration and then from the share portion). The net number of Cooper ordinary shares subject to the stock option will be determined by multiplying (a) the number of Cooper ordinary shares subject to the stock option, by (b) the excess, if any, of the closing price of a Cooper share on the effective date of the scheme or such earlier date on which Cooper shares were last traded over the per share exercise price of the stock option, and dividing by (c) the value of the consideration per share payable to Cooper shareholders pursuant to the Acquisition.

Each award of stock options granted under a plan other than Cooper's 2011 Omnibus Incentive Compensation Plan that is outstanding as of the effective time of the Acquisition, whether or not vested, will, in accordance with the terms of the plan, be converted into the right to receive a cash payment equal to (a) the number of Cooper ordinary shares subject to the stock option, multiplied by (b) the excess, if any, of the value of the consideration per share payable to Cooper shareholders (or, if greater, the closing price of a Cooper ordinary share on the effective date of the scheme or such earlier date on which Cooper ordinary shares were last traded) over the per-share exercise price of the stock option, less any applicable tax withholdings.

Each award of restricted share units or performance shares granted under Cooper's 2011 Omnibus Incentive Compensation Plan or Cooper's Amended and Restated Stock Incentive Plan that is outstanding as of the effective time of the Acquisition will, in accordance with the terms of the applicable plan, become fully vested and be converted into the right to receive the consideration per share payable to Cooper shareholders, less any applicable tax withholdings (which will be deducted first from the cash portion of such consideration and then from the share portion). With respect to performance share awards, (a) for any such award granted under Cooper's Amended and Restated Stock Incentive Plan, the number of Cooper ordinary shares subject thereto will be determined based on target performance levels and (b) for any such award granted under Cooper's 2011 Omnibus Incentive Compensation Plan, the number of Cooper ordinary shares subject thereto will be determined based on the greater of target and actual performance levels.

Each award of restricted share units or performance shares that has been deferred under Cooper's Amended and Restated Stock Incentive Plan and that is outstanding as of the effective time of the Acquisition will, in accordance with the terms of the plan, be converted into the right to receive an amount in cash equal to the value of the consideration per share payable to Cooper shareholders (or, if greater, the closing price of a Cooper ordinary share on the effective date of the scheme or such earlier date on which Cooper ordinary shares were last traded), less any applicable tax withholdings.

Each Cooper share award granted under Cooper's Amended and Restated Directors' Stock Plan or Cooper's Amended and Restated Directors' Retainer Fee Stock Plan or included in a deferral account under such plans that is outstanding as of the effective time of the Acquisition will, in accordance with the terms of the applicable plan, whether or not then vested, become fully vested and be converted into the right to receive an amount in cash equal to the value of the consideration per share payable to Cooper shareholders (or, if greater, the closing price of a Cooper ordinary share on the effective date of the scheme or such earlier date on which Cooper ordinary shares were last traded), less any applicable tax withholdings.

All dividend equivalents associated with outstanding Cooper equity-based awards will become payable at the effective time of the Acquisition in the form of consideration (i.e., cash or the consideration payable to Cooper shareholders) that corresponds to the associated Cooper equity-based award.

At the effective time of the Merger, (i) each outstanding option to purchase a number of Eaton common shares will be converted into the option to purchase, on substantially the same terms and conditions as were applicable to the option to purchase Eaton common shares, the same number of New Eaton ordinary shares, (ii) each issued and outstanding share of Eaton restricted stock will be converted into the right to receive a share of New Eaton restricted stock, which will be subject to substantially the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Eaton restricted stock in respect of which it was issued and (iii) each other Eaton stock-based award will be converted into an award based on New Eaton ordinary shares on substantially the same terms and conditions (including the vesting terms) as were applicable to the Eaton stock-based award in respect of which it was issued.

Upon the completion of the Transaction, New Eaton will assume all Eaton Incentive Plans and will grant stock awards, to the extent permissible by applicable laws and NYSE regulations, under the terms of the Eaton equity plans to issue the reserved but unissued shares of New Eaton, except that (i) shares of Eaton covered by such awards will be shares of New Eaton and (ii) all references to a number of Eaton common shares will be changed to references to ordinary shares of New Eaton.

New Eaton will authorize conforming amendments to the Eaton Incentive Plans necessary to reflect the assumption of the Eaton Incentive Plans and, in certain cases, the extension of such plans to employees of New Eaton and its subsidiaries. The plans under which such options, rights and benefits with respect to New Eaton ordinary shares will be administered after such assumption are referred to herein as the "***New Eaton Plans***".

II. Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

A. Availability of Rule 12g-3(c) and 12b-2; Status as a "Large Accelerated Filer". New Eaton requests that the Staff confirm that the New Eaton ordinary shares will be deemed registered under Section 12(b) of the Exchange Act in accordance with Rule 12g-3 under the Exchange Act upon consummation of the Merger and that New Eaton may fulfill the requirements of Rule 12g-3 under the Exchange Act by indicating that the New Eaton ordinary shares are registered under Section 12(b) of the Exchange Act on a Form 8-K filed in connection with the Transaction and by filing the annual reports as may be required pursuant to Rule 12g-3(g) under the Exchange Act. New Eaton further requests that the Staff confirm that New Eaton, as successor to Eaton, will be deemed a "large accelerated filer" for purposes of Exchange Act Rule 12b-2 upon consummation of the Transaction.

B. Availability of Forms S-3, S-4 and S-8. New Eaton requests that the Staff confirm that New Eaton may, prior to the filing of its initial Annual Report on Form 10-K, use Form S-8 or post-effective amendments to the New Eaton Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Eaton Plans and any new benefit plans, stock purchase plans or stock incentive plans of New Eaton.

In addition, New Eaton requests that the Staff confirm that upon completion of the Transaction, New Eaton may include Eaton's and Cooper's reporting histories and status prior to the Merger in determining whether New Eaton meets the eligibility requirements for the use of Forms S-3, S-4 and S-8.

C. Availability of Rule 144. New Eaton request that the Staff confirm that, for purposes of Rule 144 of the Securities Act, New Eaton, upon consummation of the Transaction, may include the prior reporting history of Eaton and Cooper in determining whether New Eaton has complied with the public information requirements in Rule 144(c)(1) under the Securities Act and that New Eaton's financial information and publicly available information will satisfy the obligations with respect to Eaton and Cooper set forth in Rule 144(c) under the Securities Act.

D. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b). New Eaton requests that the Staff confirm that in accordance with Rule 174(b) under the Securities Act, New Eaton need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

III. Discussion and Analysis

A. Rules 12g-3(c) and 12b-2

Rule 12g-3(c) under the Exchange Act provides that where, in connection with a "succession" by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered under Section 12 of the Exchange Act, such as the New Eaton ordinary shares, are issued to the holders of classes of securities of two or more other issuers that are each registered under Section 12 of the Exchange Act, such as the Eaton common shares and Cooper ordinary shares, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions. Rule 12g-3(f) provides that the issuer of the securities deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3(c) shall indicate on the Form 8-K report filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business by merger. In the Transaction, although New Eaton would be acquiring assets of an ongoing business, it would be doing so indirectly with each of Eaton and Cooper continuing as wholly-owned subsidiaries of New Eaton. However, it is clear from the no-action positions that the Staff has taken in the past that the structure of the Transaction should not prevent New Eaton from being deemed to have made a "direct acquisition" of the businesses of Eaton and Cooper and thus for New Eaton to be the successor to such companies for purposes of Rule 12b-2. The Staff has taken similar positions with respect to succession in the context of transactions similar to the Transaction. *See, e.g. Duke Energy Corp. (available March 30, 2006), Royal Dutch Petroleum Company, N.V. (available May 17, 2005), Friedman, Billings, Ramsey Group Inc. (available March 25, 2003), AT&T*

Comcast Corporation (available November 18, 2002), ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15, 2000), NSTAR (available July 29, 1999) and Central Maine Power Company (available October 28, 1998). Accordingly, we are of the opinion that, upon issuance of the New Eaton ordinary shares and the filing of the Form 8-K described above, New Eaton ordinary shares will be deemed registered under Section 12(b) of the Exchange Act.

As noted above, both Eaton and Cooper are large accelerated filers under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Duke Energy Corp., supra and Galileo Holding Corp. (available December 19, 2008).*

For the reasons set forth above and given that the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of the Exchange Act protection to the securityholders of the predecessor" (*see* Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), we respectfully request that the Staff concur in our opinion that, upon consummation of the Transaction and after filing of the 8-K, the New Eaton ordinary shares being issued in connection with the Transaction will be deemed to be registered under Section 12(b) of the Exchange Act.

B. Availability of Forms S-3, S-4 and S-8

1. Availability of Form S-8

New Eaton intends to file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Eaton Plans. In order for such New Eaton Plans to be operational upon completion of the Transaction, and therefore to operate for the benefit of the current and former directors, employees, consultants and other participants of the New Eaton Plans without interruption, New Eaton, subject to a favorable response to this letter, intends such registration statements or post-effective amendments to be filed and become effective prior to or upon completion of the Transaction and prior to the filing by New Eaton of its initial Annual Report on Form 10-K.

As stated above, both Eaton common shares and Cooper ordinary shares and other employee benefit plan interests in Eaton and Cooper are registered on Form S-8 for distribution pursuant to the Existing Plans. All options and other awards granted under the Cooper Incentive Plans will be settled in the form of cash (or cash and New Eaton ordinary shares) in connection with the Transaction. Effective upon the effectiveness of the Transaction, all options, rights and benefits granted under the Eaton Incentive Plans will become options, rights and benefits with respect to New Eaton ordinary shares and other employee benefit plan interests in New Eaton and the Eaton Incentive Plans will be assumed as the New Eaton Plans, as described above.

The Staff has previously taken the position that a successor issuer may fulfill its registration requirements with respect to employee stock option, restricted stock and similar benefit plans by filing a registration statement with respect thereto prior to or following completion of the succession transaction. *See ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company (available June 4, 1997), Time Warner Inc. (available October 10, 1996) ("Time Warner III").*

In particular, the Staff has taken the position that a successor issuer may register securities issuable pursuant to employee benefit plans on Form S-8, as appropriate, if (a) the opportunity to participate in the plans subject to Form S-8 registration statements will be offered only to existing employees (as defined in the letters cited below) of the two companies subject to a transaction and their subsidiaries and (b) no securities will be sold or issued pursuant to such registration statements until the effective time of such transaction. *See ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

Accordingly, New Eaton will limit the opportunity to participate in the New Eaton Plans subject to a Form S-8 registration statement to existing employees and certain qualified former employees of Eaton and its subsidiaries. Such persons fall within the General Instruction A.1(a) definition of employees.[3] Finally, New Eaton will not issue or sell any securities pursuant to any New Eaton Plans under the Form S-8 registration statements prior to the completion of the Transaction.

In view of the foregoing, including the limitations described above, we request that the Staff confirm that New Eaton may file registration statements on Form S-8 or post-effective amendments to the Registration Statement (assuming a sufficient number of shares are included in the Registration Statement) to register the securities covered by the New Eaton Plans and any new benefit plans, stock option plans or stock incentive plans of New Eaton and allow them to become effective prior to or upon the completion of the Transaction. The Staff has taken this position in other cases involving similarly structured transactions. *See ConocoPhillips, supra, Kerr-McGee Corporation, supra, AOL Time Warner Inc., supra, NSTAR, supra, Texas Utilities Company, supra, Time Warner Inc., supra.*

---

[3] General Instruction A.1(a) to Form S-8. Former employees of Eaton and its subsidiaries who are continuing participants in the Eaton Incentive Plans, such as retired or disabled employees who have post-termination rights to exercise stock options or other awards under certain Eaton Incentive Plans for up to the remainder of the original term of the awards, will be afforded the same opportunity under the New Eaton Plans to exercise employee stock options or other awards as is permitted under the terms of the Eaton Incentive Plans. Pursuant to General Instruction A.1(a)(3), such persons are within the Form S-8 definition of employees, and references herein to "employees" include these persons. In addition, pursuant to General Instruction A.1(a)(1), the definition of employee includes directors, officers and consultants, and references herein to "employees" include these persons.

2. Availability Forms S-3, S-4 and S-8 Generally

New Eaton is also requesting that the Staff confirm that, upon the completion of the Transaction, New Eaton may include the prior activities and status of Eaton and Cooper in determining whether New Eaton meets the eligibility requirements of Forms S-3, S-4 and S-8. General Instruction I.A.7(b) to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if all predecessors meet the conditions at the time of succession and the registrant has continued to do so since the succession. Although, consistent with General Instruction I.A.7(b) to Form S-3, Eaton currently meets the eligibility conditions of Forms S-3 and S-4, because of its status as a foreign corporation, Cooper does not currently meet the eligibility condition set forth in General Instruction I.A.1, and New Eaton will not meet such condition following the Transaction. We strongly believe, however, that, for the reasons stated below, both Cooper and New Eaton should be deemed to satisfy the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7.

As a foreign issuer that files the same reports with the Commission under Section 13(a) of the Exchange Act as a domestic registrant and satisfies all of the eligibility requirements of Form S-3 except that set forth under General Instruction I.A.1, Cooper is currently deemed to meet all of the eligibility requirements of Form S-3 under General Instruction I.A.6 and is therefore currently able to take advantage of the less burdensome requirements of Form S-3. Similarly, New Eaton will be entitled to the benefit of General Instruction I.A.6 following the Transaction. We do not believe it is necessary for the protection of investors to conclude in the context of the availability of Form S-3 to successor issuers as set forth in General Instruction I.A.7 that the benefits of General Instruction I.A.6 should not apply. We believe that, because Eaton meets the requirements for Form S-3, Cooper is deemed to meet such requirements and New Eaton will be deemed to meet such requirements, Cooper and New Eaton should also be deemed to meet the condition set forth in General Instruction I.A.1 for purposes of General Instruction I.A.7 and treated as domestic registrants for this purpose.

Further, we note that the purpose of the short form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe the continued eligibility of New Eaton for short-form registration following the Transaction is appropriate because both Eaton and Cooper have been reporting companies and are currently in compliance with their reporting obligations, any Form S-3 filed by New Eaton prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference documents of the predecessor companies containing all information required by Regulation S-X and the Registration Statement filed in connection with the Transaction contains extensive information concerning the Transaction. As a result, the disclosure available to investors in a Form S-3 and a Form S-1 would not be meaningfully different and therefore, there would be no benefit to investors from preventing New Eaton, as a successor to Eaton and Cooper, from availing itself of the flexibility and efficiency afforded by the short-form requirements. *See Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra.*

Accordingly, we are of the opinion that after the completion of the Transaction New Eaton may take into account the activities and status of Eaton and Cooper prior to the completion of the Transaction in determining whether New Eaton meets the eligibility conditions of Form S-3, and in determining whether New Eaton "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and "satisfies the registrant requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-8 and, assuming New Eaton meets all of the other requirements for the use of Form S-3, New Eaton will be eligible immediately after the completion of the Transaction to use Forms S-3 and S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Transaction. *See Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra*; *Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

Similarly, it is our opinion that New Eaton, upon completion of the Transaction, will be entitled to rely on the prior activities and Exchange Act reports of Eaton and Cooper in determining whether it shall be deemed to have met the requirements of General Instruction A to Form S-8. We note, as discussed above, that the Staff has on numerous occasions permitted a holding company to file registration statements on Form S-8 or post-effective amendments to a Form S-4 following a succession transaction to register shares to be issued pursuant to assumed employee benefit plans. *See, e.g., Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *ConocoPhillips, supra; Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

C. Rule 144

Rule 144 under the Securities Act provides a safe harbor exemption from the registration requirements of Section 4(a)(1) of the Securities Act for the sale of "restricted" securities and the sale of securities by or for the account of "affiliates" of an issuer, provided certain conditions set forth in the rules are satisfied. Rule 144(c) under the Securities Act requires, in order for sales of securities to be made in reliance on the safe harbor provided by Rule 144, adequate current public information be available with respect to an issuer at the time of a transfer of securities pursuant to such rule. In furtherance thereof, pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) is, and has been for a period of at least 90 days immediately before the sale of the securities, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (ii) has filed all of the reports required to be filed by it under Section 13 for the 12 months preceding such sale (or for such shorter period that it was required to file such reports); and (iii) submitted electronically and posted on is corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such sale (or for such shorter period that it was required to submit and post such files). New Eaton represents that each of Eaton and Cooper have been subject to and have complied with the reporting requirements of Section 13 of the Exchange Act for the preceding 12 months and have submitted electronically and posted on its corporate Web site every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T for the preceding 12 months.

New Eaton hereby requests that the Staff concur in its opinion that, for purposes of Rule 144 under the Securities Act, New Eaton may include the prior reporting history of Eaton and Cooper in determining whether it has complied with the public information requirements of Rule 144(c)(1) under the Securities Act and that New Eaton's publicly available information and financial information, to the extent it is required, will satisfy the obligations with respect to Eaton and Cooper set forth in Rule 144(c) under the Securities Act. We believe these requests are appropriate because New Eaton will, on a consolidated basis, have the same assets, businesses and operations as Eaton and Cooper prior to the completion of the Transaction and will be the successor to Eaton and Cooper. Each of Eaton and Cooper has been subject to, and (we have been advised) has complied with, the reporting requirements of Section 13 of the Exchange Act for a period in excess of the prior 12 months. *See Duke Energy Corp., supra*; *Royal Dutch Petroleum Company, N.V., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *AT&T Comcast Corporation, supra*; *ConocoPhillips, supra*; *Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

D. Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, Eaton and Cooper are reporting companies under the Exchange Act. Because New Eaton will, immediately after the completion of the Transaction, have, on a consolidated basis, the same assets, liabilities, businesses and operations as Eaton and Cooper, on a consolidated basis, immediately before the completion of the Transaction, and will be the successor-in-interest to Eaton and Cooper, it is our opinion that New Eaton should be exempt from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act by reason of Rule 174(b). The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transactions similar to the Transaction. *See Galileo Holding Corp., supra*; *Duke Energy Corp., supra*; *Royal Dutch Petroleum Company, N.V., supra*; *Friedman, Billings, Ramsey Group Inc., supra*; *AT&T Comcast Corporation, supra*; *ConocoPhillips, supra*; *Kerr-McGee Corporation, supra*; *AOL Time Warner Inc., supra*; *NSTAR, supra.*

* * *

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (212) 455-3443, or in my absence Mario A. Ponce at (212) 455-3442.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Very truly yours,



Marni J. Lerner

cc: Lizbeth Wright
Liz Huber
Thomas Moran
Mario Ponce